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                                                               February 24, 1999

Dear Shareholder:

    We are pleased to advise you that on February 22, 1999, Control Devices, Inc. ("CDI") entered into an Agreement and Plan of Merger with First Technology PLC and one of its subsidiaries, First Technology Acquisition Corp., which provides for the acquisition of all of the outstanding Common Shares of Control Devices, Inc. at a price of $16.25 per share in cash. Under the terms of the proposed transaction, First Technology Acquisition Corp. has today commenced a tender offer for all of the outstanding CDI Common Shares at $16.25 per share. Following the completion of the tender offer, and any approvals required by law, First Technology Acquisition Corp. will be merged with CDI and all Common Shares not purchased in the tender offer (other than those owned by First Technology PLC or by shareholders who have perfected dissenters' rights) will be converted into the right to receive $16.25 per share in cash in the merger.

    YOUR BOARD OF DIRECTORS (I) HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE TENDER OFFER AT THE OFFER PRICE AND THE MERGER, (II) HAS DETERMINED THAT THE TERMS OF THE TENDER OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, AND (III) RECOMMENDS THAT SHAREHOLDERS ACCEPT THE TENDER OFFER, TENDER THEIR SHARES TO FIRST TECHNOLOGY ACQUISITION CORP. AND APPROVE AND ADOPT THE MERGER AGREEMENT AND MERGER, IF REQUIRED.

    In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors more fully described in the accompanying materials. The Board of Directors has received the written opinion dated February 22, 1999 of Cleary Gull & Reiland Inc., financial advisor to Control Devices, Inc., to the effect that, as of such date and based upon and subject to certain matters stated therein, the $16.25 per share cash consideration to be received in the Offer and the Merger by the holders of Common Shares (other than certain directors and executive officers of CDI) was fair, from a financial point of view, to such holders.

    Accompanying this letter is a copy of the Company's
Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed is First Technology PLC's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read the enclosed materials carefully.

    The management and directors of Control Devices, Inc. thank you for the support you have given the Company.

                                          On behalf of the Board of Directors,

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                                          Ralph R. Whitney, Jr.
                                          Chairman of the Board

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                                          Bruce D. Atkinson
                                          President and Chief Executive Officer

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